UNITED STATES

SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549

Form 6-K

     REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934 28 February 2014

Telecom Corporation of New Zealand Limited (“Telecom”)

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(Translation of registrant’s name into English)

New Zealand

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(Jurisdiction of incorporation or organization) Level 2 Telecom Place 167 Victoria Street West Auckland 1010 New Zealand

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(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F: [x] Form 20-F [ ] Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934: [ ] Yes [x] No

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule

12g3-2(b): n/a

This report on Form 6-K contains the following:

1. Notification of allotment of securities

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Telecom Corporation of New Zealand Limited

Date: 28 February 2014	By:	/s/ Silvana Roest

	Name:	Silvana Roest
	Title:	Company Secretary

SILVANA ROEST Company Secretary

Client and Market Services NZX Limited PO Box 2959 Wellington New Zealand

28 February 2014

NOTIFICATION OF ALLOTMENT OF SECURITIES

For the purposes of Listing Rules 7.12.1 and 7.12.9 of the NZSX Listing Rules, Telecom

Corporation of New Zealand Limited advises the following securities have been issued pursuant to its Share Rights Scheme:

7.12.1

a) Class of Security	Ordinary Shares
ISIN	NZTELE0001S4
b) Number Issued	218,674
c) Issue Price	No cash issue price. The consideration for the
shares issued on exercise of the share rights
was services provided as a group employee
d) Payment terms	N/A
e) Amount Paid Up	In full
f) The principal terms of Securities	The shares rank pari passu with existing
ordinary shares
g) Percentage of total class issued	0.012%
h) Reason for issue	Issue of ordinary shares upon exercise of share
rights pursuant to the Telecom Share Rights
Scheme
i) Authority for issue	Telecom Share Rights Scheme
j) Terms of Issue	The shares rank pari passu with the existing
ordinary shares
k) Total number of securities after issue	1,824,369,462
m) Date of issue	28 February 2014

7.12.9

a)	Number of Securities converted

b)	Number and Class of Securities into

which have been converted

c) Details of any interests or dividend conditions attaching to Securities Converted and allotted upon Conversion

d) Number of Securities of the same class that remain to be Converted

Yours faithfully

Silvana Roest Company Secretary

218,674 share rights issued pursuant to the Telecom Share Rights Scheme

218,674 ordinary shares

None

2,123,951 share rights issued pursuant to the Telecom Share Rights Scheme and 1,416,887 share rights issued pursuant to the Telecom Performance Rights Scheme

Telecom Corporation of New Zealand Limited ARBN 050 611 277

Telecom Place, 167 Victoria Street West, Private Bag 92028, Auckland, New Zealand